

August 22, 2012

Via E-mail
Andrew B. Cogan
Chief Executive Officer
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

> **RE: Knoll, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-12907**

Dear Mr. Cogan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

1.   In future filings please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. We noted the following issues with regard to your discussion:

- Your segment analysis on page 31 states that sales for your Office segment increased 18.1% year over year and you attribute the majority of this increase to the increase in your systems sales. However, you do not identify the underlying reasons driving the increase in sales for systems.

- You state on page 31 that European sales declined 9.1% in 2011 when compared to 2010 but you do not provide a discussion of the underlying reasons for the decline in European sales or whether this will be a continuing trend for future periods.

- You disclose on page 31 that the Coverings segment net sales increased 10.6% and KnollTextiles, Edelman Leather and Spinneybeck experienced the largest growth during the year. However, you do not quantify how much each product line attributed to the 10.6% increase in growth and you do not discuss the underlying reasons for the increase in these particular product lines.

These are examples and not meant to be an all-inclusive list. Refer to Section 501.4 of the Financial Reporting Codification and SEC Release 33-8350.

Years ended December 31, 2009 and 2010, page 31

2.   In future filings please present your operating results in a tabular format so that an investor can easily obtain a year over year comparison. We note you have provided a tabular format for your results and operations on page 29 for certain periods.

Business Segment Analysis, page 33

3.   Refer to the last paragraph of your disclosure. In your "We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses" risk factor on page 19 you disclose that approximately 13.5% of your revenues in 2011 and 33.3% of our cost of goods sold in 2011 were denominated in currencies other than the U.S. dollar. In future filings please disclose how each segment's results were impacted by foreign currency exchange fluctuations in the Canadian dollar and Euro.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ John Cash, for

Terence O'Brien
Accounting Branch Chief